Page 1 of 12

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                           INFORMATION TO BE INCLUDED
                               IN STATEMENTS FILED
                            PURSUANT TO RULE 13d-1(a)
                          AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 5)


                                 NaviSite, Inc.
                                (Name of Issuer)



                                  Common Stock
                         (Title of Class of Securities)

                                    63935M109
                                 (CUSIP Number)

                                 Guy N. Molinari
                       c/o Heller Ehrman White & McAuliffe
                              120 West 45th Street
                               New York, NY 10036
                                 (212) 847-8772

            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                  June 23, 2003
             (Date of Event which requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

                         (Continued on following pages)

-------------------------------------------------------------------------------
CUSIP NO.                                              Page 2 of 12
63935M109


-------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ClearBlue Technologies Equity, Inc.
-------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                            (a) [X] (b) [ ]
-------------------------------------------------------------------------------
 3. SEC USE ONLY

-------------------------------------------------------------------------------
 4. SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                           [  ]
-------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                           7. SOLE VOTING POWER
  NUMBER OF                                          0
    SHARES
-------------------------------------------------------------------------------
BENEFICIALLY               8.      SHARED VOTING POWER
  OWNED BY                                           0
    EACH
-------------------------------------------------------------------------------
 REPORTING                9.      SOLE DISPOSITIVE POWER
   PERSON                                            0
    WITH
-------------------------------------------------------------------------------
                          10. SHARED DISPOSITIVE POWER
                                                     0

-------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES [X]
-------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ClearBlue Finance, Inc.
-------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                           (a) [X] (b) [ ]
-------------------------------------------------------------------------------
 3. SEC USE ONLY

-------------------------------------------------------------------------------
 4. SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                         [  ]
-------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                           7. SOLE VOTING POWER
  NUMBER OF                       0
    SHARES
-------------------------------------------------------------------------------
BENEFICIALLY               8. SHARED VOTING POWER
  OWNED BY                    10,559,248 (See Item 5)
    EACH
-------------------------------------------------------------------------------
 REPORTING                9.  SOLE DISPOSITIVE POWER
   PERSON                        0
    WITH
-------------------------------------------------------------------------------
                          10. SHARED DISPOSITIVE POWER
                                10,559,248 (See Item 5)

-------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,559,248 (See Item 5)
-------------------------------------------------------------------------------
12.          CHECK IF THE AGGREGATE AMOUNT IN ROW
             (11) EXCLUDES CERTAIN SHARES [ X]
-------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         45.1% (See Item 5)
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ClearBlue Technologies, Inc.
-------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                         (a) [X] (b) [ ]
-------------------------------------------------------------------------------
 3. SEC USE ONLY

-------------------------------------------------------------------------------
 4. SOURCE OF FUNDS

         OO
-------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                       [  ]
-------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                          7. SOLE VOTING POWER
  NUMBER OF                     0
    SHARES
-------------------------------------------------------------------------------
BENEFICIALLY             8. SHARED VOTING POWER
  OWNED BY                  11,127,227 (See Item 5)
    EACH
-------------------------------------------------------------------------------
 REPORTING               9. SOLE DISPOSITIVE POWER
   PERSON                     0
    WITH
-------------------------------------------------------------------------------
                        10. SHARED DISPOSITIVE POWER
                             11,127,227 (See Item 5)

-------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,127,227 (See Item 5)
-------------------------------------------------------------------------------
12.        CHECK IF THE AGGREGATE AMOUNT IN
           ROW (11) EXCLUDES CERTAIN SHARES
                                                           [ X]
-------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         47.52% (See Item 5)
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ClearBlue Atlantic, LLC
-------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                       (a)  [X]      (b)  [ ]
-------------------------------------------------------------------------------
 3. SEC USE ONLY

-------------------------------------------------------------------------------
 4. SOURCE OF FUNDS

         OO
-------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                     [  ]
-------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
               7. SOLE VOTING POWER NUMBER OF 8,725,745
    SHARES
-------------------------------------------------------------------------------
BENEFICIALLY   8. SHARED VOTING POWER
  OWNED BY           19,285,012 (See Item 5)
    EACH
-------------------------------------------------------------------------------
 REPORTING    9. SOLE DISPOSITIVE POWER
   PERSON            8,725,745
    WITH
-------------------------------------------------------------------------------
             10. SHARED DISPOSITIVE POWER 19,285,012 (See Item 5)

-------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         19,285,012  (See Item 5)
-------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES [X]
-------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         82.4% (See Item 5)
------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Atlantic Investors, LLC
-------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                   (a) [X] (b) [ ]
-------------------------------------------------------------------------------
 3. SEC USE ONLY

-------------------------------------------------------------------------------
 4. SOURCE OF FUNDS

         OO
-------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                    [  ]
-------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                           7. SOLE VOTING POWER
  NUMBER OF                   8,725,745
    SHARES
-------------------------------------------------------------------------------
BENEFICIALLY               8. SHARED VOTING POWER
  OWNED BY                   19,285,012 (See Item 5)
    EACH
------------------------------------------------------------------------------
 REPORTING                 9. SOLE DISPOSITIVE POWER
   PERSON                     8,725,745
    WITH
-------------------------------------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER 19,285,012 (See Item 5)

-------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         19,285,012 (See Item 5)
-------------------------------------------------------------------------------
12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES [ ]
------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         82.4% (See Item 5)
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------

                         Amendment No. 5 to Schedule 13D

         This statement constitutes Amendment No. 5 to the Schedule 13D relating to the common stock, par value $.01 per share (the "Common Stock") of NaviSite, Inc. (the "Issuer") filed jointly by ClearBlue Technologies Equity, Inc., ("CBTE"), ClearBlue Finance, Inc. ("CBF"), and ClearBlue Technologies, Inc. ("ClearBlue") on September 18, 2002. This statement is being filed in order to amend Items 2, 4 and 5.

Item 2.  Identity and Background.
         -----------------------

         Atlantic Investors has a principal place of business at 20 East 66th Street, New York, New York 10021. ClearBlue Technologies Equity, Inc., ClearBlue Finance, Inc. and ClearBlue Technologies, Inc. have a principal place of business at 55 Francisco Street, Suite 100, San Francisco, California 94133. To the best of our knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each director and executive officer, controlling person and director and executive officer of any corporation ultimately in control of each of the entities reporting on this Amendment No. 5 to the Schedule 13D is set forth on Exhibit A hereto.

Item 4.  Purpose of the Transaction.
         --------------------------

         In addition to the prior disclosures of CBTE, CBF and ClearBlue in Item 4 of Schedule 13D, ClearBlue hereby amends its prior disclosure to the effect that $3,912,263 has been deducted from the principal balance due by the Issuer under the 12% Convertible, Senior Secured Note, dated November 8, 2001 (the "Note") in exchange for an equal reduction of obligations previously owed by ClearBlue and its affiliates to the Issuer (the "Setoff"). As a result of the Setoff, the number of shares into which the Note may be converted was reduced from 11,562,393 shares to 10,559,248 shares. On June 18, 2003, Atlantic Investors acquired 47,168 shares of the Issuer and 260,786 shares of ClearBlue from Hewlett-Packard Financial Services Company in exchange for an 8% promissory note in the original principal amount of $880,000.00 due 2008.

         On June 19, 2003, CBF elected to convert the Note to 10,559,248 shares of Common Stock (the "Conversion").

         This Amendment No. 5 reflects the Setoff and the Conversion.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) For purposes of Rule 13d-3 of the Exchange Act, CBTE, CBF, ClearBlue, ClearBlue Atlantic and Atlantic Investors beneficially own 19,285,012 shares of Common Stock, representing approximately 82.4% of the outstanding shares of Common Stock. This percentage is based on the number of shares of Common Stock issued and outstanding as of June 16, 2003 as reported on the Issuer's Form 10-Q for the fiscal quarter ended April 30, 2003.

         Of these shares of Common Stock, 8,157,766 shares of Common Stock are held by ClearBlue Atlantic, 567,979 shares of Common Stock are held by ClearBlue and 10,559,248 shares of Common Stock are held by CBF.

         (b) ClearBlue, ClearBlue Atlantic and Atlantic Investors share the power to vote and to dispose of the Common Stock.

        (c) Except as set forth in Item 4 and above in this Item 5, no transactions in the Common Stock have been effected during the past 60 days by CBTE, CBF, ClearBlue, ClearBlue Atlantic, Atlantic Investors or, to the best of their knowledge, by any of the persons named in Exhibit A.

        (d) Not Applicable.

        (e) Not Applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  June 23, 2003

CLEARBLUE TECHNOLOGIES EQUITY, INC.


By:      /s/ Arthur Becker
----------------------------------------
Name: Arthur Becker
Title: Chief Financial Officer / Treasurer and Secretary


CLEARBLUE FINANCE, INC.


By:      /s/ Arthur Becker
----------------------------------------
Name:    Arthur Becker
Title:   Chief Financial Officer / Treasurer and Secretary

CLEARBLUE TECHNOLOGIES, INC.


By:      /s/ Arthur Becker
-----------------------------------
Name:   Arthur Becker
Title:  Vice President

                             CLEARBLUE ATLANTIC LLC

By: Atlantic Investors, LLC, its Managing Member

         By:  Madison Technology LLC, a Managing Member

By:      /s/ Arthur Becker
--------------------------------------
Name:   Arthur Becker
Title:  Managing Member

                             ATLANTIC INVESTORS LLC

By: Madison Technology LLC, a Managing Member

By:      /s/ Arthur Becker
-------------------------------------
Name:   Arthur Becker
Title:  Managing Member

                                                                       EXHIBIT A




                             OFFICERS AND DIRECTORS
                                       OF
                       CLEARBLUE TECHNOLOGIES EQUITY, INC.


Name X                             Business Address        Principal Occupation
Gabriel Ruhan (United Kingdom)            XX               Vice President and Director
Andrew Ruhan (United Kingdom)             XX               President and Director
Arthur Becker                             XX               Chief Financial
                                                           Officer/Treasurer, Secretary and Director




     x All the Executive Officers and Directors of CBTE are U.S. citizens unless otherwise indicated.

xx        55 Francisco Street, Suite 100, San Francisco, California 94133



                             OFFICERS AND DIRECTORS
                                       OF
                             CLEARBLUE FINANCE, INC.


Name x                                     Business Address        Principal Occupation
Gabriel Ruhan (United Kingdom)                    XX               Vice President and Director
Andrew Ruhan (United Kingdom)                     XX               President and Director
Arthur Becker                                     XX               Chief Financial Officer/Treasurer, Secretary and Director




     x All the Executive Officers and Directors of CBF are U.S. citizens unless otherwise indicated.

xx        55 Francisco Street, Suite 100, San Francisco, California 94133

                                                               Page 11 of 12
                             OFFICERS AND DIRECTORS
                                       OF
                          CLEARBLUE TECHNOLOGIES, INC.

Name X                                     Business Address        Principal Occupation
Gabriel Ruhan (United Kingdom)                    XX               Chief Financial Officer/Treasurer, Secretary and Director
Andrew Ruhan (United Kingdom)                     XX               Chief Executive Officer, President and Director
Arthur Becker                                     XX               Vice President and Director



     x All the Executive Officers and Directors of ClearBlue are U.S. citizens unless otherwise indicated.

xx        55 Francisco Street, Suite 100, San Francisco, California 94133

                             OFFICERS AND DIRECTORS
                                       OF
                             CLEARBLUE ATLANTIC, LLC

Name                                  Business Address        Principal Occupation
Atlantic Investors, LLC               20 East 66th Street          Managing Member
                                      2nd Floor
                                      New York, NY 10021

                             OFFICERS AND DIRECTORS
                                       OF
                             ATLANTIC INVESTORS, LLC

Name                                 Business Address        Principal Occupation

Madison Technology, LLC               20 East 66th Street          Managing Member
                                      2nd Floor
                                      New York, NY 10021

Unicorn Worldwide Holdings Limited    Craigmuir Chambers           Managing Member
                                      P.O. Box 71
                                      Roadtown, Tortola
                                      British Virgin Islands
